# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adaptimmune Therapeutics PLC, CIK 0001621227
CUSIP: 00653A107
Title of class of securities: Ordinary Shares, par value GBP 0.001 per share
Address of issuer's principal executive offices: 60 JUBILEE AVENUE, MILTON PARK, ABINGDON, OXFORDSHIRE, United Kingdom (X0), OX14 4RX
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-25-000145
Filed by CIK 0001823138

## Reporting persons
- Two Seas Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Two Seas Capital GP LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sina Toussi: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Adaptimmune Therapeutics PLC
Address of issuer's principal executive offices: 60 JUBILEE AVENUE, MILTON PARK, ABINGDON, OXFORDSHIRE, United Kingdom, OX14 4RX

## Item 2. Person Filing
Name of person filing:
The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

(i) Two Seas Capital LP ("TSC");
(ii) Two Seas Capital GP LLC ("TSC GP"); and
(iii) Sina Toussi.

This statement relates to Ordinary Shares, par value GBP 0.001 per share (the "Shares"), of Adaptimmune Therapeutics plc (the "Issuer") previously held by Two Seas Global (Master) Fund LP (the "Global Fund"). The principal business of TSC is providing investment advice as a registered investment adviser and serving as investment manager to the Global Fund. As such, TSC has been granted investment discretion over portfolio investments, including the Shares, previously held by or for the account of the Global Fund, including the Global Fund's voting and discretionary decisions. TSC GP serves as general partner of TSC. Sina Toussi serves as the chief investment officer of TSC and managing member of TSC GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 32 Elm Place - 3rd Floor, Rye, New York 10580.
Citizenship:
(i) Two Seas Capital LP is a Delaware limited partnership;
(ii) Two Seas Capital GP LLC is a Delaware limited liability company; and
(iii) Sina Toussi is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, each of the Reporting Persons did not beneficially own any Shares.
Percent of class: As of September 30, 2025, each of the Reporting Persons owned 0% of the Issuer's outstanding Shares.
Sole power to vote or to direct the vote: As of September 30, 2025, the Reporting Persons had sole power to vote or to direct the vote of 0 Shares.
Shared power to vote or to direct the vote: As of September 30, 2025, the Reporting Persons had shared power to vote or to direct the vote of 0 Shares.
Sole power to dispose or to direct the disposition: As of September 30, 2025, the Reporting Persons had sole power to dispose or to direct the disposition of 0 Shares.
Shared power to dispose or to direct the disposition: As of September 30, 2025, the Reporting Persons had shared power to dispose or to direct the disposition of 0 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2, which is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Two Seas Capital LP: /s/ Sina Toussi, Sina Toussi / Managing Member of Two Seas Capital GP LLC, its General Partner (11/14/2025)
- Two Seas Capital GP LLC: /s/ Sina Toussi, Sina Toussi / Managing Member (11/14/2025)
- Sina Toussi: /s/ Sina Toussi, Sina Toussi / Self (11/14/2025)